UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/18_____ AND ENDING_____12/31/18_____

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MARIN STREET, SUITE 416

                                   (No. and Street)

THOUSAND OAKS	CA	91360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN STARK   818-735-9860

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARBER HASS HURLEY LLP

                    (Name – *if individual, state last, first, middle name*)

9301 OAKDALE AVENUE, SUITE 230	CHATSWORTH	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___STEPHEN STARK, JR._____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS_____ , as

of ___DECEMBER 31_____ , 20__18___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title


_____
Notary Public



ANDREW JACK KAHRS
COMM. #2235527
NOTARY PUBLIC – CALIFORNIA
VENTURA COUNTY
My Commission Exp. April 20, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of _____Ventura_____)

On _March 1, 2019_ before me, _Andrew Jack Kahrs, Notary Public_,

Date | *Here Insert Name and Title of the Officer*

personally appeared _Stephen Stark_

Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



ANDREW JACK KAHRS
COMM. #2235527
NOTARY PUBLIC – CALIFORNIA
VENTURA COUNTY
My Commission Exp. April 20, 2022

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____

Signature of Notary Public

Place Notary Seal Above

──────────────── **OPTIONAL** ────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

©2016 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)   Item #5907

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
I.E. Investments, Inc. dba Stark Municipal Brokers

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly in all material respects, the financial position of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. Our responsibility is to express an opinion on I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to I.E. Investments, Inc. dba Stark Municipal Brokers in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital, Schedule II, Computation of Determining Reserve, and Schedule III, Information for Possession and Control, have been subjected to audit procedures performed in conjunction with the audit of I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements. The supplemental information is the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole. Refer to the report of independent registered public accounting firm on applying agreed-upon procedures regarding the Supplemental Schedule of Assessment Payments and Supplemental Schedule of Reconciliation of Net Capital and Audited Financial Statements.

Farber Hass Hurley LLP

We have served as I.E. Investments, Inc. dba Stark Municipal Brokers' auditor since 2015.
Chatsworth, California
February 28, 2019

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2018

Assets

Current Assets

Cash and cash equivalents	$ 17,713
Deposits with clearing organization	56,047
Receivables, clearing organization	7,334
Prepaid expenses and other assets	19,161
Prepaid income taxes	21,048
Securities owned, at market value	222,660
Deferred taxes	16,406
Total Assets	$ 360,369

Liabilities and Stockholders' Equity

Liabilities

Payables, clearing organization	$ 3,528
Accounts payable	51,917
Accrued expenses	8,283
Total Liabilities	63,728

Stockholders' Equity

Common stock, $100 stated value, 100,000 shares authorized, 1,700 shares issued and outstanding	170,000
Retained earnings	126,641
Total Stockholders' Equity	296,641
Total Liabilities and Stockholders' Equity	$ 360,369

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

Revenues	
Commissions	$ 1,764,036
Total Revenues	1,764,036
Operating Expenses	
Employee costs and benefits	1,205,673
Information, technology and communication	286,058
Occupancy	82,208
Clearing, trading and exchange fees	72,717
Travel and promotion	121,574
Professional fees	13,463
Other expenses	77,516
Total Operating Expenses	1,859,209
Loss from Operations	(95,173)
Other Income (Loss)	
Interest income	3,778
Realized investment loss	(1,394)
Total Other Income (Loss)	2,384
Loss before income tax	(92,789)
Provision for (recovery) income tax	(17,275)
Net Loss	$ (75,514)

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2018

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - Beginning	$ 170,000	$ 202,155	$ 372,155
Net Loss	--	(75,514)	(75,514)
Balance - Ending	$ 170,000	$ 126,641	$ 296,641

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

Cash Flow from Operating Activities:

Net loss	$	(75,514)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Realized investment loss		1,394
Changes in operating assets and liabilities:		
Deposits with clearing organization		(253)
Receivables, clearing organization		(1,439)
Receivables, other		21,447
Prepaid expenses and other assets		20,047
Prepaid income taxes		(14,300)
Securities owned, at market value		(5,177)
Deferred taxes		(16,406)
Payables, clearing organization		301
Accounts payable		26,826
Payables, Officers		(12,411)
Accrued expenses		(9,012)
Income taxes payable		(2,069)
Net Cash Used in Operating Activities		(66,566)
Cash and Cash Equivalents - Beginning of Year		84,279
Cash and Cash Equivalemts - End of Year	$	17,713
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	16,100
Interest expense paid	$	--

The accompanying notes are an integral part of these financial statements

Note 1- General and Summary of Significant Accounting Policies

General

I.E. Investments, Inc. dba Stark Municipal Brokers (the "Company") was incorporated in the state of California on June 7, 1989. The Company is a registered broker-dealer in securities under the Securities and exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. The majority of its income comes as an agent for principals in the buying and selling of municipal bonds.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as currency, demand deposits, and highly liquid investments, with original maturity of less than three months that are not held for sale in the ordinary course of business.

Property, Plant and Equipment

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purpose on straight-line basis using the modified accelerated depreciation system. For the year ended December 31, 2018, no depreciation has been recorded as the Company's property, plant, and equipment have been fully depreciated.

Income Taxes

The Company is a C Corporation for Federal income and states of California and New Jersey franchise tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")740, *Income Taxes.*

Note 1 - General and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued)

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning January 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Commissions

The Company buys and sells municipal securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's only commission revenue is from buying and selling municipal securities; therefore, no disaggregation of revenue has been provided.

The Company has adopted FASB ASC 321, Investments – Equity Securities, amended by Account Standards Update ("ASU") 2016-01, effective January 1, 2018. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Note 1 - General and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting period. Actual results could differ from those estimated.

Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of this report which is the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have impact on its financial statement.

Note 2 - Deposit with Clearing Organization

The Company under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by clearing its broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rule 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 ("the Act"). The clearing Broker has custody of the certain cash balance maintained by the Company, which serve as collateral for any amounts due to the clearing broker. The balance at December 31, 2018 was $56,047.

Note 3-Receivables from and Payables to Clearing Organization

The Company recognizes revenue at trade date. This complies with the Municipal Securities Rulemaking Board. In accordance with FASB ASC 940-20-45-3, the Company recorded the net Receivables for unsettles trades in the amount of $7,334 as of December 31, 2018. The Company confirmed that all the unsettled trades cleared at the recorded amounts. No allowance for uncollectable is warranted.

Note 4 - Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy under FASB ASC 820 are as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in active markets;
- input other than quoted prices that are observable for asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value:

Money market funds: Valued at the closing price reported in the active market in which the individual instruments are traded.

Treasury bills: Valued at the closing price reported in the active market in which the individual instruments are traded.

Investment in limited liability company: Non-marketable investment in a limited liability partnership valued at fair value under FASB ASU 2016-01 which is expected to be zero.

Note 4 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2018:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market funds	$ 79	$ 79	$ --	$ --
U.S. Treasury Bill	222,581	222,581	--	--
Investment in LLC	--	--	--	0
Total Value of Securities	$ 222,660	$ 222,660	$ --	$ --

Level 1 fair value measurement values are based on the closing unadjusted quoted values on the Company's account statement at December 31, 2018.

Net investment losses from securities owned, at market value, for the year ended December 31, 2018 was ($1,394).

Note 5 – Investments, Other

The Company invested in a newly formed limited liability company, Municipal Bond Information Services, LLC ("MBIS"). As of December 31, 2018, the Company has contributed a total of $120,000. The Company is a limited partner in this investment and is not exposed to losses in excess of their investment. Under adoption of FASB ASU 2016-01, the investment is valued at fair value which is expected to be zero.

Note 6 – Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 6 – Income Taxes (Continued)

The current and deferred portion of the income tax expense (recovery) included in the statement of operations for the year ended December 31, 2018 is as follows:

	Current	Deferred	Total
Federal tax expense (recovery)	$ 530	$ (12,143)	$ (11,613)
State tax expense (recovery)	(1,399)	(4,263)	(5,662)
Total income tax expense (benefit)	$ (869)	$ (16,406)	$ (17,275)

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2018 are:

Deferred tax assets (liabilities):	
Net operating loss carryover	$ 13,333
Rent amortization	2,429
Unrealized gains and losses	409
Donations carryover	235
Total	$ 16,406

Management regularly evaluates the likelihood of realizing the benefit for income tax position taken by the Company in various federal and state filings by considering all relevant facts, circumstances, and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2018.

The Company files Federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2018.

Note 7 - Commitments

The Company is obligated under the terms of three non-concealable operating leases. The monthly lease payments are $1087, $462, & $691 with termination dates of July 2019, July 2020, & August 2020, respectively.

Note 7 – Commitments (Continued)

The Company was obligated under a sixty-month lease agreement dated September 1, 2013 for its office space in Agoura Hills, CA and did not renew the lease upon expiration in 2018. Rent expense for the Agoura Hills, CA office space was $51,681 for the year ended December 31, 2018. The Company is now obligated under a sixty-four-month agreement dated August 10, 2018 and commenced on November 1, 2018 for its office space in Thousand Oaks, CA. Rent expense for the Thousand Oaks office space was $8,283 for year ended December 31, 2018. The Company also paid rent on a month to month basis for an office space in Secaucus, NJ and closed the office in 2018. Total rent expense for the Secaucus, NJ office was $22,244 for year ended December 31, 2018. Total rent expense of $82,208 for the three office locations is report on the Statement of Operations, under Operating Expenses, Occupancy for the year ended December 31, 2018

The total of the commitments over the remaining non-concealable terms as follows:

2019	$	62,136
2020		59,907
2021		52,706
2022		54,287
2023		55,916
thereafter		9,365
	$	294,317

Note 8 - Concentrations - Revenue

The Company received thirty three percent of its revenue from two customers. Seventeen percent of revenue was generated from one customer and sixteen percent of revenue came from another customer. This concentration of revenue is material to the Company operations as a whole.

Note 9 - Risk and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance, and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

Note 10 - Related Parties

The related parties to the company are shareholders Stephen Stark and Mary Ann Stark. Transactions with related parties are limited to the use of the Company credit card. Throughout the year certain officer's personal expenses are paid by the Company. The advances are due on demand and do not bear interest and are repaid annually. There was no balance due to or from the related parties for the year ended December 31, 2018.

Note 11 - Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company has evaluated the impact of the new reporting requirement under ASU 2016-02 and has determined that the pronouncement does not have a material impact on the financial statements taken as a whole. The Company will adopt the provisions of this guidance for fiscal years beginning January 1, 2019 and interim periods therein.

Note 12 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee agreements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specific specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

Note 13 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a)(2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also, in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital as of December 31, 2018 was $238,912 This exceeded minimum net capital requirements by $88,912.

Note 14 – Reconciliation of Audited Net Capital to Unaudited Focus

There is a difference of $0 between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

Net capital per unaudited FOCUS part II		$ 238,912
Adjustments:		
Retained earnings	$ (7,522)	
Non-allowable assets	7,522	
Total adjustments		0
Net capital per audited statement		$ 238,912

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1

AS OF DECEMBER 31, 2018

Computation of net capital

Common stock	$	170,000	
Retained earnings		126,641	
Total stockholders' equity			$ 296,641
Less: Non-allowable assets			
Prepaid expenses and other assets		19,161	
Prepaid income taxes		21,048	
Deferred taxes		16,406	
Total non-allowable assets			56,615
Net capital before haircuts			240,026
Less: Haircuts on securities			
Haircuts on marketable securities		1,114	
Total haircuts on securities			1,114
Net Capital			238,912
Computation of basic net capital requirement			
Minimum net capital requirement:			
6 2/3 percent of net aggregate indebtedness	$	4,249	
or minimum dollar net capital requirement		150,000	
Net capital required (greater of above)			150,000
Excess net capital			$ 88,912
Ratio of aggregate indebtedness to net capital			.27:1

There is a difference of $0 between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018 (see Note 14).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF DECEMBER 31, 2018

A computation of reserve requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE III-INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 AS OF DECEMBER 31, 2018

Information relating to possession or control requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

	Amount
Total assessment	$ 2,541
SIPC-6 general assessment	
Payment made on July 30, 2018	(1,359)
SIPC-7 general assessment payment made on February 1, 2019	(1,193)
Total assessment balance	
(overpayment carried forward)	$ (11)

See report of independent registered public accounting firm

STARK
MUNICIPAL BROKERS

EXEMPTION REPORT

I.E. Investments, Inc. dba Stark Municipal Brokers claims the exemption under SEC Rule 15c3-3(k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer "who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with another clearing broker or dealer," Hilltop Securities, Inc. The firm met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018.

Stephen Stark
President / CEO

2/28/19
Date

515 Marin Street • Suite 416 • Thousand Oaks, CA 91360 • 818-735-9860

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
I.E. Investments, Inc. dba Stark Municipal Brokers

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by I.E. Investments, Inc. dba Stark Municipal Brokers and the SIPC, solely to assist you and SIPC in evaluating I.E. Investments, Inc. dba Stark Municipal Brokers' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for its Form SIPC 7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

Chatsworth, California
February 28, 2019



Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
I.E. Investments, Inc. dba Stark Municipal Brokers

We have reviewed management's statements, included in the accompanying Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities Exchange Act of 1934, in which (1) I.E. Investments, Inc. dba Stark Municipal Brokers identified the following provisions of 17 C.F.R. §15c3-3(k) under which I.E. Investments, Inc. dba Stark Municipal Brokers claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) I.E. Investments, Inc. dba Stark Municipal Brokers stated that I.E. Investments, Inc. dba Stark Municipal Brokers met the identified exemption provisions throughout the year ending December 31, 2018 without exception. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence I.E. Investments, Inc. dba Stark Municipal Brokers' management compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
February 28, 2019